FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

09 April 2009

File no. 0-17630

Holding(s) in Company

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure:  Holding(s) in Company

Standard Form TR-1: Notifications of Major Interests in Shares

1.     Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   CRH plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

[ X ] An acquisition or disposal of voting rights

[ ] An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

[ ] An event changing the breakdown of voting rights

[ ] Other (please specify)

3. Full name of person(s) subject to notification obligation:

Artio Global Management LLC

4. Full name of shareholder(s) (if different from 3) :

5. Date of transaction (and date on which the threshold is crossed or reached):

7th April 2009

6. Date on which issuer notified:

9th April 2009

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares (if possible use ISIN CODE )	Situation previous to the triggering transaction
	Number of shares	Number of voting rights
Ordinary Shares (IE0001827041)	20,616,722	20,616,722

	Resulting situation after the triggering transaction
Class/type of shares (if possible use ISIN CODE )	Number of shares *	Number of voting rights		% of voting rights
		Direct	Indirect	Direct	Indirect
Ordinary Shares (IE0001827041)	19,266,722		19,266,722		2.81%

* Artio Global Management LLC acts as investment manager exercising proxy voting rights on behalf of independent beneficial owners.

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	Number of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights
N/A

Total (A+B) (where applicable in accordance with national law)	Number of voting rights	% of voting rights
19,266,722	19,266,722	2.81%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Artio Global Management LLC acts as investment manager exercising proxy voting rights on behalf of independent beneficial owners.

10. In case of proxy voting:

Artio Global Management LLC will cease to hold 19,266,722 voting rights on termination of the relationship.

11 . Additional information:

      Done at New York, U.S.A on 8th April 2009

12 . Contact name:

Neil Colgan

Deputy Company Secretary

13 . Contact telephone number:

+353 1 634 4340

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date: 09 April 2009

                                                    By: ___/s/ Glenn Culpepper___

G. Culpepper
                                                        Finance Director